UNITEDSTATES

SECURITIES AND EXCHANGE COMMISSION

20015692

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SEC FILE NUMBER
8-36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2019 (MM/DD/YY) AND ENDING 9/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SA Stone Wealth Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Perimeter Park South, Suite 500
(No. and Street)

Birmingham	AL	35243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C Fred Wagstaff (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

We, Jay W. Carter and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SA Stone Wealth Management Inc., as of September 30, 2020, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, SA Stone Wealth Management Inc.
Title

Signature

My Commission Expires
February 15, 2021

CFO, SA Stone Wealth Management Inc.
Title

Notary Public

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SA Stone Wealth Management Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SA Stone Wealth Management Inc. (a Delaware corporation) as of September 30, 2020, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SA Stone Wealth Management Inc. as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SA Stone Wealth Management Inc.'s management. Our responsibility is to express an opinion on SA Stone Wealth Management Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SA Stone Wealth Management Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as SA Stone Wealth Management Inc.'s auditor since 2013.
Birmingham, Alabama
November 24, 2020

SA STONE WEALTH MANAGEMENT INC.
(A Wholly-Owned Subsidiary of StoneX Group Inc.)
Statement of Financial Condition
September 30, 2020

Assets		
Cash and cash equivalents	$	10,501,310
Deferred tax asset, net		2,137,971
Intangible assets (less accumulated amortization of $190,446)		1,959,554
Furniture and equipment (less accumulated depreciation of $516,121)		551,703
Other assets		4,947,265
Total assets	$	20,097,803
Liabilities and Stockholder's Equity		
Due to Parent	$	2,176,003
Payable to financial advisors		2,465,798
Due to affiliates		2,228,747
Other liabilities		1,623,911
Total liabilities		8,494,459
Stockholder's equity:		
Common stock, $0.001 par value. 2,500 shares authorized, issued, and outstanding		2
Additional paid-in capital		8,757,139
Retained earnings		2,846,203
Total stockholder's equity		11,603,344
Total liabilities and stockholder's equity	$	20,097,803

See accompanying notes to statement of financial condition.

SA STONE WEALTH MANAGEMENT INC.
(A Wholly-Owned Subsidiary of StoneX Group Inc.)

Statement of Financial Condition

September 30, 2020

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business

SA Stone Wealth Management Inc. (the Company), is a wholly-owned subsidiary of StoneX Group Inc. (StoneX or the Parent). The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent financial advisors and third-party marketing agreements with various banks. A significant portion of the securities transactions are settled through an affiliated clearing broker on a fully disclosed basis. The securities not cleared through the affiliated clearing broker are cleared through RBC. These transactions are immaterial to the financial statements.

The Company contracts with StoneX Financial Inc. (SFI), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. Management has not experienced and does not expect any significant losses under this agreement.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by broker/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, allowance for deferred taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include short-term, highly-liquid investments with original maturities of three months or less and are not restricted as to use. The Company's cash and cash equivalents are composed of noninterest-bearing deposits and money market funds.

The Company's money market funds are included within Level 1 of the fair value hierarchy, which is based on the nature of the inputs used to determine the fair value at the measurement date.

(1) Organization and Summary of Significant Accounting Policies (continued)

(d) Accounting for Securities Transactions and Other Activity

Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Included within other assets and are securities owned, which are stated at fair value.

(e) Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation.

(f) Other Assets

Other assets consist primarily of prepaid assets and notes receivable from financial advisors. The prepaid assets and notes receivable from financial advisors had balances of $1,190,052 and $2,128,853, respectively, as of September 30, 2020. Prepaid assets primarily consist of advance payments made for services that will be charged to expense in future periods when services are rendered.

(g) Intangible assets

Identifiable intangible assets have an estimated period of benefit of seven years. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest the carrying value of an asset or asset group may not be fully recoverable. Residual value is presumed to be zero for all identifiable intangible assets.

(h) Subsequent Events

The Company has evaluated subsequent events and their potential effects on these financial statements through the date of the issued financial statements. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2020 statement of financial condition

(i) Recent Accounting Pronouncements Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset. The guidance also requires certain qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases (Topic 842) Targeted Improvements. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements. Among other things, this updated guidance provided an optional transition method, which allows for the initial application of the new accounting standard at the adoption date and the recognition of a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption. The Company adopted the new ASUs on October 1, 2019, using the effective date modified retrospective transition approach. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to not reassess contracts to determine if they contain leases, lease classification and initial direct costs. The adoption of Topic 842 had no impact on the statement of financial condition.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2020, the Company had net capital of $2,426,463, which was $1,859,342 in excess of required net capital.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

(4) Related-Party Transactions

SFI and the Parent provides management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

Additionally, SFI and the Parent provides office space and communications services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with SFI. SFI serves as the custodian for the Company for securities, cash, and other property owned by or in fiduciary accounts. SFI occasionally maintains cash balances in excess of the insured limits of the Federal Deposit Insurance Corporation. However, management has not and does not expect to incur any losses related to the excess cash balances.

(5) Intangible Assets, net

Intangible assets include purchased customer-based assets with a gross amount of $2,150,000 and accumulated depreciation of $190,446.

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by StoneX. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from StoneX. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which provides economic relief in response to the coronavirus pandemic. The CARES Act, among other things, includes provisions to allow certain net operating losses to be carried-back up to five years, to increase interest deduction limitations, and to make technical corrections to tax depreciation methods for qualified leasehold improvement property. The Company evaluated and properly accounted for the provisions of the CARES Act and there was no material impact.

(6) Income Taxes (Continued)

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax asset in the statement of financial condition has been recorded as follows:

		September 30, 2020
Deferred tax asset:		
Bad debt reserves	$	222,292
Intangibles		2,020,028
Accrued vacation		39,094
Accrued expenses		79,126
Total deferred tax asset		2,360,540
Deferred tax liability:		
Furniture and equipment		(92,015)
Prepaid expenses		(130,554)
Total deferred tax liability		(222,569)
Deferred tax asset, net	$	2,137,971

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. On the basis of this evaluation, as of September 30, 2020, the Company believes it is more likely than not that it will realize the tax benefit of the deferred tax assets in the future.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2020, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2016 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. StoneX has filed tax returns through fiscal year ended September 30, 2019.

(7) Coronavirus

The outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Company, its performance and its financial results. At this point, the extent to which the coronavirus may impact our financial condition in future periods is uncertain.